Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Hongchang Global Investment Holdings Limited	British Virgin Islands
Hong Chang Biotechnologies (HK) Limited	Hong Kong
Fujian Hongjin Biotechnology Co., Ltd.	People’s Republic of China
Fuqing Hongchang Food Co., Ltd	People’s Republic of China
Fujian Hongchang Global Food Co., Ltd	People’s Republic of China
Fuqing Hongchang Global Import & Export Co., Ltd	People’s Republic of China
Fuqing Hongchang Global Supply Chain Co., Ltd	People’s Republic of China
Hongfu Food (Fujian) Co., Ltd	People’s Republic of China
Pucheng Green Health Food Co., Ltd	People’s Republic of China